Mail Stop 4561
                                                             May 1, 2018


Joseph Jiexian Phua
Chief Executive Officer
M17 Entertainment Limited
13F, No. 2, Sec. 5, Xinyi Road
Xinyi District, Taipei City 110, Taiwan
Republic of China

       Re:     M17 Entertainment Limited
               Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 9, 2018
               CIK No. 0001731946

Dear Mr. Phua:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors

"As a company incorporated in the Cayman Islands, we are permitted . . .", page
42

1. We note that in addition to the corporate governance exemptions that will be available to you as a foreign private issuer, you will be eligible for certain exemptions as a controlled company. In this regard, we note your revised disclosure indicates that Mr. Phua, your director and group chief executive officer, will have a majority of the voting power of your issued and outstanding share capital by virtue of beneficially owning all issued
       Class B ordinary shares. Please disclose that you will qualify as a controlled company and that you thus may also rely on the exemptions available to such kind of company.
 Joseph Jiexian Phua
M17 Entertainment Limited
May 1, 2018
Page 2

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan,
Attorney-Adviser, at (202) 551-6515 or, in his absence, me at (202) 551-3735 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant
Director, at (202) 551-3735.

                                                          Sincerely,

                                                          /s/ Barbara C. Jacobs

                                                          Barbara C. Jacobs
                                                          Assistant Director
                                                          Office of Information
                                                          Technologies and
Services

cc:    David T. Zhang, Esq.
       Benjamin W. James, Esq.
       Kirkland & Ellis International LLP